Item 77(i)
Terms of New or Amended Securities

Amendment(s) to Declaration and Agreement of Trust

In response to Sub-Item 77i(b), Amendment(s) to Declaration and Agreement of Trust, effective as of November 11, 2016 and December 15, 2016, of Lord Abbett Equity Trust, a Delaware statutory trust, authorized and established new classes of shares of each series; such new classes are designated Class T and F3, respectively. The two Amendment(s) to Declaration and Agreement of Trust are hereby attached as Item 77Q1(d).